ATCO
GROUP

Corporate Office

RECEIVED
2004 JUN 14 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

June 2, 2004

04030703

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL
PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press Release, Normal Course Issuer Bid, Released May 17th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

CU
CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release
May 17, 2004

CANADIAN UTILITIES LIMITED NORMAL COURSE ISSUER BID

CALGARY, Alberta – Canadian Utilities Limited (the "Corporation") filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares on the terms set forth in the Notice. At the time of filing the Notice, the board of directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class A Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class A Shares and is an advantageous use of the Corporation's funds. As a result, at such time as the Class A Shares become available at prices which make them an attractive investment to the Corporation and an appropriate use of the Corporation's funds, the Corporation will make normal course purchases through the facilities of the Exchange in accordance with the Notice.

On May 10, 2004, 41,205,766 Class A Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 20, 2004 and ending on May 19, 2005, the Corporation may acquire up to 2,060,288 Class A Shares of the Corporation, being 5% of the Class A Shares outstanding as at May 10, 2004. If market conditions permit, the Corporation presently anticipates that it will acquire up to 1,236,173 Class A Shares, which number represents 3% of the Class A Shares outstanding as at May 10, 2004. Any shares purchased pursuant to the Notice will be purchased at the market price of the shares at the time of purchase and will be cancelled. Shares will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class A Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation purchased 65,100 Class A Shares at an average trading price of $55.80 during the 12 month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 20, 2003 and expires on May 19, 2004. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market

[more]

conditions permit, the Corporation may purchase additional Class A Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 19, 2004. Trustees under the pension plans of affiliates of the Corporation purchased no Class A Shares during the 12 month period preceding the date hereof.

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Vice President, Human Resources and Corporate Secretary of the Corporation at the head office of the Corporation.

Canadian Utilities Limited is part of the ATCO Group. The ATCO Group is Alberta based, with a worldwide organization of energy, technical services and manufacturing companies.

For further information please contact:

J.A. Campbell
Senior Vice President, Finance and
Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

June 2, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press Release, Direct Energy Contract, Released April 29th, 2004
- Announcement, Direct Energy Finalize Agreement, Issued April 26th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO GROUP

Direct Energy

ANNOUNCEMENT

ATCO AND DIRECT ENERGY FINALIZE AGREEMENT FOR ENERGY SUPPLY BUSINESS

April 26, 2004, CALGARY, ALBERTA – ATCO Group and Direct Energy Marketing Limited (DEML) announced today that they have reached agreement to close the previously announced transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to DEML on May 4, 2004.

ATCO Gas and ATCO Electric supply more than one million Alberta customers with regulated natural gas and electricity. Direct Energy Marketing Limited is a subsidiary of Centrica plc, a U.K.-based company with more than 45 million customer relationships worldwide.

ATCO Group and DEML have agreed to changes to the previously announced transaction including a revised purchase price of CDN $90 million, of which CDN $45 million is payable at closing with the remainder to be paid 12 months following closing and certain other changes. The changes resulted from subsequent legislative amendments and regulatory changes. The closing is expected on May 4, 2004 and remains subject to the fulfillment of standard closing conditions including the absence of any material adverse changes.

Following close of the transaction, Direct Energy Regulated Services, a business unit of DEML, will assume responsibility for supplying natural gas and electricity at regulated rates used by ATCO Gas and ATCO Electric's residential, farm and small business customers and for billing customers for their natural gas and electricity service. ATCO will issue final bills to customers in May. Starting June 1, customers will begin to receive their bills from DEML which will include the associated delivery charges from ATCO Gas and ATCO Electric.

ATCO Gas and ATCO Electric will continue to own and operate the natural gas and electricity distribution systems that are used to deliver energy and will continue to provide emergency response to more than 500 communities in Alberta. ATCO Group will now focus solely on the safe and reliable delivery of natural gas and electricity to Albertans just as they have done for nearly a century.

"Delivery is our core business," said Nancy Southern, Chief Executive Officer, ATCO Group. "ATCO Gas and ATCO Electric currently invest approximately $400 million annually for capital expenditures and will continue to build the infrastructure required in Alberta's rapidly expanding environment."

Cont'd ......

Executives of both companies emphasized that they are committed to a smooth transition for customers. DEML has entered into a 10-year contract with ATCO I-Tek to provide billing and call centre services for continued quality customer service.

"We are encouraged that the closing of this transaction will mean the delivery of long-awaited competition and increased energy choices to all Albertans," said Deryk King, Chairman and Chief Executive Officer, Direct Energy Marketing Limited. "We are committed to using our financial strength and experience of serving millions of customers worldwide to ensure Albertans continue to receive high quality customer service and enjoy the benefits of competition – more choice, innovation and better value."

"Direct Energy Marketing Limited is committed to doing business in Alberta and establishing long-term customer relationships built on trust and world-class customer service," added King. "For customers who value a greater ability to manage and control their energy costs, our competitive retailers, Direct Energy Preferred and Direct Energy Business Services, will bring Albertans innovative price structures, world-class customer service, and additional benefits."

About Direct Energy Marketing Limited

Direct Energy Marketing Limited is a wholly owned subsidiary of Centrica plc, a leading U.K.-based supplier of energy and home services with more than 45 million customer relationships worldwide. In 2000, Centrica entered the North American market by acquiring Direct Energy Marketing Limited, which will supply energy and other related services and products to almost 4 million Canadians, upon completion of the Alberta transaction. To find out more about Direct Energy Marketing Limited, visit www.directenergy.com.

About Canadian Utilities Limited and ATCO Ltd.

Canadian Utilities Limited, part of the ATCO Group of companies, is the parent company of ATCO Electric and ATCO Gas. ATCO is an Alberta-based group of companies with worldwide operations engaged in Power Generation; Utilities; Logistics and Energy Services; Industrials and Technologies. More information about ATCO Group can be found at www.atco.com.

– end –

For further information, please contact:

Siegfried Kiefer
Vice President, Information Technology
& Chief Information Officer
ATCO Group
(403) 292-7652

Paul Hagel
for Direct Energy Marketing Limited,
c/o Communications Incorporated
(403) 266-2000 Ext 235
Toll Free: 1-877-332-6092

ATCO I-Tek

Direct Energy

April 29, 2004

Direct Energy Marketing Limited and ATCO I-Tek Enter Into Long-Term Contract

EDMONTON, AB — ATCO I-Tek announced that it will enter into a $400 – $500 million, 10 year contract with Direct Energy Marketing Limited (DEML) on May 4, 2004, after the close of the transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to DEML. The ATCO I-Tek contract will provide billing and customer care services to more than one million Alberta customers. After the fifth anniversary, DEML has the option to pay cancellation fees to break the contract.

ATCO I-Tek's proven ability to provide superior customer care and billing service in both the regulated and retail energy marketplaces was key to DEML choosing ATCO I-Tek as their service provider.

"ATCO I-Tek is an industry leader in delivering service excellence," said Lori Topp, Senior Vice President, Western Region, Direct Energy Marketing Limited. "We have been working closely with ATCO I-Tek's project team on implementation and we are confident this relationship will add value to our customers and will support a smooth transition to DEML over the next few months."

Direct Energy Marketing Limited, a subsidiary of Centrica plc, a leading U.K.-based supplier of energy and home services with more than 45 million customer relationships worldwide, is North America's largest competitive energy retailer.

"We are extremely pleased to be working with DEML in this market," said Bobbi Lambright, President of ATCO I-Tek. "DEML is a world-class energy retailer and we're excited about the opportunity to put our service and technology strengths together with their retail experience.

ATCO I-Tek, an Alberta-based company, headquartered in Edmonton, employs about 850 people, including 180 new positions created to carry out the DEML contract. ATCO I-Tek delivers excellence in information technology, customer care and billing services to a diverse client group in Canada, providing competitive services in three key areas:

- Complete billing, call centre and customer care services
- Complete technology infrastructure lifecycle management including desktop, server, network, voice and call centre technologies and
- Business applications development, integration, maintenance and enhancement services

ATCO I-Tek has provided accurate, timely utility bills in Alberta's competitive energy market for the past five years. Using an exclusive customer-focused billing system, custom-designed and developed by ATCO I-Tek, the company produces more than 12 million monthly utility bills each year, handles 2.1 million customer calls and collects more than $2 billion in revenue on behalf of its clients.

ATCO I-Tek is a member of the Alberta based ATCO Group, a worldwide organization of companies actively engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO I-Tek can be found at www.atcoitek.com.

Direct Energy Marketing Limited is a wholly owned subsidiary of U.K.-based Centrica plc. In 2000, Centrica entered the North American market by acquiring DEML, which, upon completion of the Alberta transaction, will supply energy and other related services and products to almost 4 million Canadians.

- 30 -

For further information please contact:

R.L. (Bobbi) Lambright
President
ATCO I-Tek Ltd.
(780) 420-7558

Peter Symons
Director, Media Relations
Direct Energy Marketing Limited
(403) 290-6722

ATCO
GROUP
Corporate Office

RECEIVED
2004 JUN 14 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

June 2, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Form 13-502F1, Filed May 31st, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744

RECEIVED
2004 JUN 14 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CANADIAN UTILITIES LIMITED
An **ATCO** Company

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

For the Year Ending December 31, 2003

APPENDIX A

Canadian Utilities Limited is a subsidiary of ATCO Ltd. and is exempt from paying the participation fee based on the following:

Under section 2.2 (2) of OSC Rule 13-502, a reporting issuer is exempt from paying a participation fee if:

(a) the parent of the subsidiary entity is a reporting issuer;

(b) the parent has paid the participation fee required; and

(c) the net assets and gross revenues of the subsidiary entity represent more than 90 percent of the net assets and gross revenues of the parent for the previous financial year of the parent.

	Year Ending December 31, 2003		
	Net Assets	**Gross Revenues**	
	($ Millions)		
Canadian Utilities Limited	$6,070.5	$3,742.6	(A)
ATCO Ltd.	$6,591.2	$3,929.7	(B)
Percentage (A/B)	92.1%	95.2%	

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

June 2, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Report on Exempt Issuer Bid, Filed May 28th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

CANADIAN UTILITIES LIMITED
(the "Corporation")

Report Pursuant to Section 189.1.3
of the
Securities Regulation (Quebec)

1. **Name and Address of Offeree Corporation**

   Canadian Utilities Limited
   1600 ATCO Centre
   909 - 11 Avenue S.W.
   Calgary, Alberta T2R 1N6

2. **Name and Address of Offeror**

   Canadian Utilities Limited
   1600 ATCO Centre
   909 - 11 Avenue S.W.
   Calgary, Alberta T2R 1N6

3. **Designation of Securities Subject to the Bid**

   The Corporation has filed notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class A Shares (CUSIP #136717-83-2) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and bylaws of the Exchange.

4. **Date of the Bid**

   The Corporation was eligible to commence purchases of its outstanding Class A Shares under the normal course issuer bid on May 20, 2004 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on May 13, 2004.

5. **Maximum Number of Securities of the Class Subject to the Bid Which are Sought By the Offeror**

   The Corporation is eligible to acquire up to 1,236,173 Class A Shares during the 12 month period commencing May 20, 2004 and ending on May 19, 2005.

6. **Value of Consideration Offered for Security**

   The closing price of the Class A Shares on the Exchange on May 26, 2004 (being the day prior to the date of this Notice) was $53.20.

7. **Fee Payable In Respect of the Bid**

$3,288.22

Dated at Calgary, Alberta this 27th day of May, 2004.

CANADIAN UTILITIES LIMITED

Signed: (Signed) *"James A. Campbell"*
James A. Campbell
Senior Vice President, Finance
Chief Financial Officer

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

June 2, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Announcement, Filed April 26, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO GROUP

Direct Energy

ANNOUNCEMENT

ATCO AND DIRECT ENERGY FINALIZE AGREEMENT FOR ENERGY SUPPLY BUSINESS

April 26, 2004, CALGARY, ALBERTA – ATCO Group and Direct Energy Marketing Limited (DEML) announced today that they have reached agreement to close the previously announced transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to DEML on May 4, 2004.

ATCO Gas and ATCO Electric supply more than one million Alberta customers with regulated natural gas and electricity. Direct Energy Marketing Limited is a subsidiary of Centrica plc, a U.K.-based company with more than 45 million customer relationships worldwide.

ATCO Group and DEML have agreed to changes to the previously announced transaction including a revised purchase price of CDN $90 million, of which CDN $45 million is payable at closing with the remainder to be paid 12 months following closing and certain other changes. The changes resulted from subsequent legislative amendments and regulatory changes. The closing is expected on May 4, 2004 and remains subject to the fulfillment of standard closing conditions including the absence of any material adverse changes.

Following close of the transaction, Direct Energy Regulated Services, a business unit of DEML, will assume responsibility for supplying natural gas and electricity at regulated rates used by ATCO Gas and ATCO Electric's residential, farm and small business customers and for billing customers for their natural gas and electricity service. ATCO will issue final bills to customers in May. Starting June 1, customers will begin to receive their bills from DEML which will include the associated delivery charges from ATCO Gas and ATCO Electric.

ATCO Gas and ATCO Electric will continue to own and operate the natural gas and electricity distribution systems that are used to deliver energy and will continue to provide emergency response to more than 500 communities in Alberta. ATCO Group will now focus solely on the safe and reliable delivery of natural gas and electricity to Albertans just as they have done for nearly a century.

"Delivery is our core business," said Nancy Southern, Chief Executive Officer, ATCO Group. "ATCO Gas and ATCO Electric currently invest approximately $400 million annually for capital expenditures and will continue to build the infrastructure required in Alberta's rapidly expanding environment."

Cont'd ......

Executives of both companies emphasized that they are committed to a smooth transition for customers. DEML has entered into a 10-year contract with ATCO I-Tek to provide billing and call centre services for continued quality customer service.

"We are encouraged that the closing of this transaction will mean the delivery of long-awaited competition and increased energy choices to all Albertans," said Deryk King, Chairman and Chief Executive Officer, Direct Energy Marketing Limited. "We are committed to using our financial strength and experience of serving millions of customers worldwide to ensure Albertans continue to receive high quality customer service and enjoy the benefits of competition – more choice, innovation and better value."

"Direct Energy Marketing Limited is committed to doing business in Alberta and establishing long-term customer relationships built on trust and world-class customer service," added King. "For customers who value a greater ability to manage and control their energy costs, our competitive retailers, Direct Energy Preferred and Direct Energy Business Services, will bring Albertans innovative price structures, world-class customer service, and additional benefits."

About Direct Energy Marketing Limited
Direct Energy Marketing Limited is a wholly owned subsidiary of Centrica plc, a leading U.K.-based supplier of energy and home services with more than 45 million customer relationships worldwide. In 2000, Centrica entered the North American market by acquiring Direct Energy Marketing Limited, which will supply energy and other related services and products to almost 4 million Canadians, upon completion of the Alberta transaction To find out more about Direct Energy Marketing Limited, visit www.directenergy.com

About Canadian Utilities Limited and ATCO Ltd.
Canadian Utilities Limited, part of the ATCO Group of companies, is the parent company of ATCO Electric and ATCO Gas. ATCO is an Alberta-based group of companies with worldwide operations engaged in Power Generation; Utilities; Logistics and Energy Services; Industrials and Technologies. More information about ATCO Group can be found at www.atco.com.

– end –

For further information, please contact:

Siegfried Kiefer
Vice President, Information Technology
& Chief Information Officer
ATCO Group
(403) 292-7652

Paul Hagel
for Direct Energy Marketing Limited,
c/o Communications Incorporated
(403) 266-2000 Ext 235
Toll Free: 1-877-332-6092

ATCO
GROUP
Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

June 2, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Report on Exempt Issuer Bid, Filed May 28, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO LTD.

Report Pursuant to Section 189.1.3 of the Securities Regulation (Quebec)

1. **Name and Address of Offeree Corporation**

ATCO Ltd.
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

2. **Name and Address of Offeror**

ATCO Ltd.
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

3. **Designation of Securities Subject to the Bid**

ATCO Ltd. (the "Corporation") has filed notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class I Shares (CUSIP #046789-40-0) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and policies of the Exchange.

4. **Date of the Bid**

The Corporation was eligible to commence purchases of its outstanding Class I Shares under the normal course issuer bid on May 27, 2004 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") filed by the Corporation with the Exchange on May 20, 2004.

5. **Maximum Number of Securities of the Class Subject to the Bid Which are Sought By the Offeror**

The Corporation is eligible to acquire up to 789,044 Class I Shares during the 12 month period commencing May 27, 2004 and ending on May 26, 2005.

6. **Value of Consideration Offered for Security**

The closing price of the Class I Shares on the Exchange on May 26, 2004 (being the day prior to the date of this Notice) was $46.78.

7. Fee Payable In Respect of the Bid

$1,845.57

DATED at Calgary, Alberta this 27th day of May, 2004.

ATCO LTD.

Per: (Signed) *"James A. Campbell"*
James A. Campbell
Senior Vice President, Finance
Chief Financial Officer